Exhibit 8.1

LIST OF SUBSIDIARIES OF THE REGISTRANT

Founder Group Limited

Subsidiaries of the Registrant

Subsidiary	Place of Incorporation
Founder Energy Sdn. Bhd.	Malaysia
Founder Assets Sdn. Bhd.	Malaysia
Founder Energy (Singapore) Pte. Ltd.	Singapore
Founder Solar Solution Sdn. Bhd.	Malaysia
Founder Assets (Thailand) Company Limited	Thailand
Founder Capital LLC	USA